Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

05010345

Amsterdam, 28

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Vedior
where people matter

Amsterdam, The Netherlands

Q2 2005

Gross margin improvement contributes to 38% increase in net income

For release at 7.00am on 28 July 2005

Zach Miles, Vedior's Chief Executive, said: "*We continued to see profitable growth in all our major markets and sectors during the quarter led by strong performances in the US and Australia.*

For the first time in four years, gross margins have increased primarily due to higher permanent placement revenues accompanied by an improvement in temporary margins. Our operating efficiency also improved with particularly strong increases in profitability in the US, Netherlands, and Rest of Europe region.

Our businesses in the UK and Netherlands exhibited a lower rate of sales growth compared to the first quarter of 2005, in line with the slower economic conditions in those countries.

During the quarter, we made good progress with Vedior's strategy to diversify by geography and industry sector. Our global network has recently been extended from 37 to 43 countries as a result of both acquisitive and organic growth with continued emphasis on the development of professional/executive recruitment."

HIGHLIGHTS FOR THE SECOND QUARTER

- **Sales up organically by 7% to €1,718 million**
- **Operating income up organically by 11% to €60 million**
- **Professional/executive recruitment sales up 10% organically**
- **Permanent placement fees up 21% organically**
- **Efficiency improves with conversion ratio (operating income divided by gross profit) increasing to 19.6% from 18.6%**
- **Net income increased by 38% to €36 million excluding profit from the sale of investment (Q2 2004: €27 million)**
- **Net income per share was up strongly to €0.30, or €0.21 excluding profit from the sale of investment (Q2 2004: €0.16)**
- **Combination of acquisitions and internal expansion extends global network to 43 countries**

HIGHLIGHTS FOR THE FIRST HALF YEAR

- **Sales up 9% organically to €3,249 million**
- **Operating income up 15% organically to €98 million**
- **Net debt reduced by €99 million compared to 30 June 2004**
- **Net income per share was €0.42 or €0.33 excluding profit from the sale of investments (H1 2004: €0.26)**

N.B. Organic growth is measured by excluding the impact of currency effects and acquisitions/disposals, and adjusting for the number of business days. There was, on average, one more business day in Q2 2005 compared to Q2 2004 due to the earlier Easter holiday but the impact varies by market as detailed in the individual country reviews below.

Vedior
where people matter

Q2 2005 Financial Performance

Sales

Sales increased organically by 7% to €1,718 million from €1,628 million in the same quarter in 2004. Permanent placement has increased 21% organically and now represents 2.4% of sales compared to 2.1% of sales in Q2 2004. Currency fluctuations had no significant impact on sales.

Professional/executive recruitment sales increased by 10% organically with notable performances from the IT, engineering and accounting recruitment sectors. IT recruitment sales grew by 17% organically with the strongest growth in the UK and US. Growth in engineering was driven mainly by the UK and France and in the accounting segment by the US, France, Australia and the Netherlands. Traditional recruitment grew organically by 5% with the strongest growth achieved in the US, Netherlands and southern Europe.

Gross Margin

Gross margin improved to 17.8% compared to 17.5% in Q2 2004 primarily due to increased permanent placement fees but also higher temporary margins.

Operating Costs

Operating costs were 8% higher on an organic basis at €246 million. This reflected increases in personnel costs driven by sales growth including permanent placement, higher marketing expenses and investment in new businesses and offices.

Our conversion ratio (operating income divided by gross profit) increased from 18.6% in Q2 2004 to 19.6% demonstrating continued efficiency improvement.

Operating Income

Operating income (before interest and tax) was €60 million, an 11% organic increase from Q2 2004. Currency fluctuations decreased operating income by 1%.

Net income and earnings per share

This quarter's results include the gain from the sale of our investment in TriNet amounting to €15 million after tax.

Net income increased by 95% to €51 million from €27 million in the second quarter of last year. Excluding the gain on the sale of TriNet, our net income increased 38% to €36 million. Earnings per share (excluding the gain on TriNet) were €0.21, a 31% increase from €0.16 in Q2 2004.

Net Debt and Cash Flow

Net debt decreased to €527 million, a €99 million reduction compared to the second quarter of 2004. Cash flow used in operating activities was €25 million compared to €48 million in 2004 mainly due to lower working capital requirements. Debtor days improved by one day.

Q2 2005 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 4% compared to Q2 2004.
- Gross margins improved and operating income increased organically by 6%. In Q2 2004, we benefited from a one-off gain of €2 million relating to a reduction in accruals no longer required: like-for-like, operating income improved by 17%.
- All segments within VediorBis showed growth during the quarter with the strongest performance coming from the construction, tertiary and industry professionals segments.
- Permanent placement activity, which commenced in 2005 following changes to French legislation, has developed well during the course of the quarter.
- Owing to a weak healthcare market, professional/executive recruitment increased by 3% compared to Q2 2004. Engineering, accounting and IT recruitment sectors all grew by more than 10%.

Vedior
where people matter

United Kingdom

- Organic sales growth was 6% adjusted to take into account three extra business days.
  - Operating income increased organically by 6%. Gross margins were lower, mainly as a result of changes to business mix which were offset by improved operating efficiency.
- Professional/executive recruitment was up 7% compared to Q2 2004 mainly driven by the IT and engineering sectors.
- Our education recruitment sales increased during the quarter but, after adjusting for the timing of Easter, the trend continued to be slightly negative.
- Traditional recruitment sales were up 3% organically.

United States

- Organic sales growth remains high at 19% adjusted to take into account one extra business day.
- Very strong increase in organic operating income; up 66%. We continue to benefit from good operational leverage in the US with higher placement fees and a higher temporary margin.
- Professional/executive recruitment sales up 18% organically compared to Q2 2004 with IT and accounting recruitment continuing to recover at a high rate of growth.
- Our traditional recruitment business continued to grow well in advance of US market trends with an organic sales improvement of 22%.

Netherlands

- The Dutch market continues to be positive despite weaker economic data and we achieved 5% organic sales growth compared to Q2 2004 adjusted to take into account two extra business days,
- Operating income increased organically by 21% due to good operational leverage and cost control.
- IT, accounting and interim management recruitment grew well while other specialist sectors were weaker resulting in overall organic sales growth of 1% for our professional/ executive sectors.
- Traditional recruitment grew organically by 6% this quarter. The Vedior brand, our largest operating company in the Dutch market, once again outperformed the market.

Other Countries

- In the Rest of Europe, sales improved by 7% organically. Operating income improved by 22% with good performances from Belgium, Switzerland, Spain and Portugal as well as emerging markets, particularly Greece and Turkey.
- Vedior's Australian operations increased sales, profitability and efficiency. Particular growth was achieved in the IT, executive and education sectors.
- Our operations in Latin America and India continue to develop rapidly with all businesses performing well.

Business Development

Business development in this quarter has contributed to our strategic aim of further diversifying Vedior's business mix.

We announced two acquisitions during the quarter and two more since the conclusion of the quarter. In line with our strategy, we have acquired majority stakes with management keeping a minority interest. In June, we announced the acquisition of two specialist recruitment companies based in the US, Locum Medical Group and Becker Executive Staffing/Becker Staffing Group, increasing the Group's presence in both the healthcare and the finance and accounting sectors.

In July, we acquired the Mandeville Recruitment Group Ltd, a UK-based provider of permanent recruitment primarily in the sales and retail sectors, and the ConsulTeam Group of Companies, a market leader in the provision of temporary recruitment services, permanent placement, training and other HR related services from offices in Bulgaria, Romania, Croatia and Serbia & Montenegro. The combined consideration for our majority interests in these four companies was approximately €13 million.

Vedior aims to achieve a healthy balance of acquisitive and organic growth. In addition to our recent acquisitions, we have initiated new organic start-ups in Cyprus and Oman and we continue to invest in expansion of new businesses in the UK, US, Australia and Japan.

Vedior now operates in 43 countries through a network of 2,259 offices.

Management Outlook

We are pleased with the progress made on gross margins and also in the development of our global network.

The US market continues to grow strongly. The French recruitment market is stable with growth maintained at a relatively modest pace. In the rest of Europe, economic uncertainty is affecting the outlook for the remainder of the year but we expect further positive growth in our business.

Vedior's strategy is to invest in markets and sectors promising above average long-term growth, and to seek further operational efficiencies and improved profitability in all its markets.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

Vedior
where people matter

Financial Agenda:

27 October 2005	Publication third quarter results*
2 February 2006	Publication of annual results 2005*
27 April 2006	Publication of first quarter results*
28 April 2006	Annual General Meeting
27 July 2006	Publication of second quarter results*
26 October 2006	Publication of third quarter results*

*Conference calls to discuss financial results are scheduled for 9am (CET) on the day of publication.

For further information, please contact:

Amsterdam

Zach Miles, Chief Executive	+31 (0)20 573 5609
Frits Vervoort, CFO	
Jelle Miedema, Company Secretary	

London

Michael Berkeley, Citigate Dewe Rogerson	+44 (0)20 7638 9571
Patrick Toyne-Sewell, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Vedior
where people matter

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 June 2005	2004	change in %	organic growth
Sales,	**1,718**	1,628	6%	7%
Operating income	**60**	54	13%	11%
Net income, excluding gain on sale of TriNet	**36**	27	38%	
Basic earnings per ordinary share, excluding gain on sale of TriNet (in €)	**0.21**	0.16	31%	
Average number of shares (in millions)	**167.6**	165.2		
Net interest bearing assets and liabilities	**(527)**	(626)	-16%	
Operating working capital	**539**	508	6%	

Basis of presentation

The accompanying condensed interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Until the financial year 2004, Vedior applied accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which principles are described in the 2004 annual report.

The differences between Dutch GAAP and IFRS are included in the 2004 annual report on pages 73 and 74. In addition to the differences mentioned in the annual report, the timing of recognition of costs within the year is in some cases different under IFRS as compared to Dutch GAAP. In the US, certain payroll taxes are capped and under Dutch GAAP these costs were spread evenly throughout the year whereas under IFRS these taxes will be recorded when incurred. In the UK, operating costs of the Education business were allocated against revenues based on school terms under Dutch GAAP whereas under IFRS these costs will also be recorded when incurred. The revised phasing of these costs in 2004 resulted in €1 million lower operating income in the first and third quarters and €1 million higher operating income in the second and fourth quarters. The impact on operating income for the full year is nil.

Under IFRS, some items are classified differently in the balance sheet as compared to Dutch GAAP. Computer software is classified as an intangible asset under IFRS whereas previously software was included in Property & equipment. Deferred tax assets and liabilities are classified as non-current assets and liabilities under IFRS whereas under Dutch GAAP they were included in Operating working capital. Furthermore, some other non-current liabilities are now disclosed separately in the balance sheet, where previously they were included in long-term borrowings.

The reconciliations between Dutch GAAP and IFRS, as required by IFRS 1 on first-time adoption, are included in the media release on our Q4 2004 results, dated 3 February 2005. The media release can be obtained from our website at www.vedior.com.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recuitment service offered and the geographic region in which the services are delivered. Certain areas within traditional recruitment, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

Organic growth

Organic growth is measured by excluding the impact of currency effects and acquisitions/disposals, and adjusting for the number of business days. Q1 2004 included an additional week's sales and payroll for operating companies billing and processing payroll weekly, to adjust financial reporting in line with year end. This adjustment is necessary once every five to six years. In 2005, the Easter holiday fell in the first quarter where in 2004 this was in the second quarter. The impact of an early Easter varies per operating company. On average, the Group had 1 business day more in Q2 2005.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2005	2004	change in %	organic growth [1]
Sales	1,718	1,628	6%	7%
Cost of sales	(1,412)	(1,344)		
Gross profit	306	284	8%	8%
Operating expenses	(246)	(230)		
Operating income	60	54	13%	11%
Finance costs	(6)	(11)		
Share of profit of associates (after tax) [2]	15	-		
Profit before tax	69	43		
Income tax expense	(17)	(13)		
Profit for the period	52	30		
Attributable to:				
Equity holders of Vedior NV (net income)	51	27	95%	
Minority interests	1	3		
Profit for the period	52	30		
Basic earnings per ordinary share*	0.30	0.16		
Diluted earnings per ordinary share*	0.30	0.15		
Basic earnings per ordinary share, excluding gain on TriNet*	0.21	0.16	31%	

* after payment on preference shares

Operating expenses

	2005	2004
Employee benefit costs	156	145
Depreciation & amortisation	9	11
Other operating expenses	81	74
	246	230

1) See note on the calculation of organic growth on page 6
2) Includes profit from the sale of our investment in TriNet amounting to €15 million after tax

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2005	2004
Net profit attributable to equity holders of Vedior NV	51	27
Payment on preference shares	(1)	(1)
Net profit attributable to holders of (certificates of) ordinary shares	50	26
Gain on sale of TriNet, net of tax	15	-
Net profit excluding gain on TriNet attributable to holders of (certificates of) ordinary shares	35	26
Weighted average number of shares (in millions)	167.6	165.2
Basic earnings per ordinary share*	0.30	0.16
Diluted earnings per ordinary share*	0.30	0.15
Basic earnings per ordinary share, excluding gain on TriNet*	0.21	0.16

* after payment on preference shares

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 June 2005	Three months ended 30 June 2004
Cash flow from operating activities		
Operating income	**60**	54
Adjustments for:		
Depreciation & amortisation	**9**	11
Other non-cash movements	**-**	4
Operating cash flow before movement in working capital	**69**	69
Movement in operating working capital	**(59)**	(90)
Cash generated by/used in operations	**10**	(21)
Interest paid	**(11)**	(17)
Income taxes paid	**(24)**	(10)
Net cash used in operating activities	**(25)**	(48)
Net cash from/used in investing activities	**12**	(19)
Net cash from financing activities	**72**	47
Net increase/(decrease) in cash	**59**	(20)
Balance of cash at 1 April	**133**	136
Effects of foreign exchange rate differences	**6**	(1)
Balance of cash at 30 June	**198**	115
Short-term debt	**(127)**	(215)
Short-term interest bearing assets and liabilities	**71**	(100)

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 30 June 2005	2004	change in %	organic growth [1]
By geography				
France	**763**	733	4%	4%
United Kingdom	**228**	209	9%	6%
United States [2][5]	**139**	126	11%	19%
Netherlands	**124**	117	6%	5%
Rest of Europe	**337**	311	8%	7%
Rest of World [2][3]	**127**	132	-4%	13%
Sales	**1,718**	1,628	6%	7%
France	**23**	22	6%	6%
United Kingdom	**15**	14	17%	6%
United States	**8**	5	67%	66%
Netherlands	**3**	2	48%	21%
Rest of Europe	**11**	8	34%	22%
Rest of World [3]	**7**	7	-	6%
	67	58		
Corporate expenses	**(7)**	(4)		
Operating income [4]	**60**	54	13%	11%
By sector				
Information Technology [3]	**155**	171	-9%	17%
Healthcare	**103**	106	-2%	-5%
Engineering	**102**	89	16%	13%
Accounting	**70**	60	17%	17%
Education	**36**	32	10%	-1%
Other sectors [5]	**98**	83	17%	15%
Professional/Executive	**564**	541	4%	10%
Traditional	**1,154**	1,087	6%	5%
Sales	**1,718**	1,628	6%	7%
Information Technology [2]	**10**	9	15%	41%
Healthcare	**6**	7	-10%	-17%
Engineering	**6**	5	39%	33%
Accounting	**4**	2	161%	159%
Education	**5**	5	8%	-9%
Other sectors	**5**	3	39%	15%
Professional/Executive	**36**	31	21%	19%
Traditional	**31**	27	16%	10%
	67	58		
Corporate expenses	**(7)**	(4)		
Operating income [4]	**60**	54	13%	11%

1) See note on the calculation of organic growth on page 6
2) From 2005, the sales generated in the US by our Canadian company are reported in the US. The comparative numbers have been adjusted accordingly.
3) Q2 2004 included sales of €35 million and operating income of €1.5 million for Niscom, which was disposed of in September 2004.
4) From 2005, Vedior applies a revised allocation of corporate expenses to the various geographies. As a result, less costs were allocated to the UK (€0.5 million), the US (€0.1 million), Rest of Europe (€0.5 million) and Rest of World (€0.3 million), with corporate expenses increasing by €1.4 million. Organic growth numbers are adjusted for the revised allocation, resulting in a like-for-like comparison.
5) As of 2005, sales from the provision of managed services, where Vedior acts as a master vendor and is not primarily responsible for providing services to clients or has no credit risk relating to sales generated through sub-vendors, will be reported using the "net" accounting method which only recognizes the fee received on sales generated through sub-vendors. Until 2004, these sales were accounted for using the "gross" accounting method, recognizing sales and the cost of sales of services performed by sub-vendors. This change in accounting method only impacts US sales. If the "net" method would have been applied in 2004, sales in the US, and for the Group, would have been €27 million lower on a full year basis (€6 million lower for the second quarter of 2004). There is no impact on gross profit or operating profit.
The comparative sales-numbers for 2004 have not been restated, however organic growth percentages have been adjusted and are presented on a like-for-like basis. Q1 2005 sales figures have been restated to reflect this change in accounting method.

Vedior
where people matter

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Six months ended 30 June 2005	2004	change in %	organic growth [1]
Sales	**3,249**	3,105	5%	9%
Cost of sales	**(2,675)**	(2,557)		
Gross profit	**574**	548	5%	9%
Operating expenses	**(476)**	(455)		
Operating income	**98**	93	6%	15%
Finance costs	**(13)**	(21)		
Share of profit of associates (after tax) [2]	**15**	-		
Profit before tax	**100**	72		
Income tax expense	**(26)**	(23)		
Profit for the period	**74**	49		
Attributable to:				
Equity holders of Vedior NV (net income)	**72**	44	62%	
Minority interests	**2**	5		
Profit for the period	**74**	49		
Basic earnings per ordinary share*	**0.42**	0.26		
Diluted earnings per ordinary share*	**0.42**	0.25		
Basic earnings per ordinary share, excluding gain on TriNet*	**0.33**	0.26		

* after payment on preference shares

Operating expenses

	2005	2004
Employee benefit costs	**304**	287
Depreciation & amortisation	**19**	22
Other operating expenses	**153**	146
	476	455

1) See note on the calculation of organic growth on page 6
2) Includes profit from the sale of our investment in TriNet amounting to €15 million after tax

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Six months ended 30 June 2005	2004
Net profit attributable to equity holders of Vedior NV	**72**	44
Payment on preference shares	**(2)**	(2)
Net profit attributable to holders of (certificates of) ordinary shares	**70**	42
Gain on sale of TriNet, net of tax	**15**	-
Net profit excluding gain on TriNet attributable to holders of (certificates of) ordinary shares	**55**	42
Weighted average number of shares (in millions)	**166.9**	164.9
Basic earnings per ordinary share*	**0.42**	0.26
Diluted earnings per ordinary share*	**0.42**	0.25
Basic earnings per ordinary share, excluding gain on TriNet*	**0.33**	0.26

* after payment on preference shares

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Six months ended 30 June 2005	2004
Cash flow from operating activities		
Operating income	**98**	93
Adjustments for:		
Depreciation & amortisation	**19**	22
Other non-cash movements	**6**	6
Operating cash flow before movement in working capital	**123**	121
Movement in operating working capital	**(52)**	(66)
Cash generated by operations	**71**	55
Interest paid	**(13)**	(21)
Income taxes paid	**(48)**	(22)
Net cash from operating activities	**10**	12
Net cash from/used in investing activities	**4**	(31)
Net cash from/used in financing activities	**59**	(3)
Net increase/(decrease) in cash	**73**	(22)
Balance of cash at 1 January	**119**	137
Effects of foreign exchange rate differences	**6**	-
Balance of cash at 30 June	**198**	115
Short-term debt	**(127)**	(215)
Short-term interest bearing assets and liabilities	**71**	(100)

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	2005	2004	change in %	organic growth [1]
	Six months ended 30 June			
By geography				
France	**1,419**	1,370	4%	5%
United Kingdom	**447**	414	8%	13%
United States [2][5]	**267**	248	8%	22%
Netherlands	**241**	230	4%	9%
Rest of Europe	**639**	586	9%	9%
Rest of World [2][3]	**236**	257	-8%	14%
Sales	**3,249**	3,105	5%	9%
France	**36**	35	4%	7%
United Kingdom	**29**	29	3%	7%
United States	**14**	8	68%	93%
Netherlands	**5**	4	46%	49%
Rest of Europe	**16**	12	24%	23%
Rest of World [3]	**11**	13	-10%	10%
	111	101		
Corporate expenses	**(13)**	(8)		
Operating income [4]	**98**	93	6%	15%
By sector				
Information Technology [3]	**305**	326	-6%	25%
Healthcare	**201**	212	-5%	-3%
Engineering	**195**	173	13%	17%
Accounting	**135**	118	15%	18%
Education	**66**	69	-5%	-1%
Other sectors [5]	**186**	154	21%	21%
Professional/Executive	**1,088**	1,052	3%	14%
Traditional	**2,161**	2,053	5%	7%
Sales	**3,249**	3,105	5%	9%
Information Technology [3]	**17**	14	19%	62%
Healthcare	**11**	14	-17%	-12%
Engineering	**11**	9	24%	28%
Accounting	**6**	4	66%	82%
Education	**9**	11	-19%	-16%
Other sectors	**9**	6	39%	25%
Professional/Executive	**63**	58	9%	20%
Traditional	**48**	43	14%	18%
	111	101		
Corporate expenses	**(13)**	(8)		
Operating income [4]	**98**	93	6%	15%

1) See note on the calculation of organic growth on page 6

2) From 2005, the sales generated in the US by our Canadian company are reported in the US. The comparative numbers have been adjusted accordingly.

3) H1 2004 included sales of €68 million and operating income of €3.1 million for Niscom, which was disposed of in September 2004.

4) From 2005, Vedior applies a revised allocation of corporate expenses to the various geographies. As a result, less costs were allocated to the UK (€1.0 million), the US (€0.4 million), Rest of Europe (€0.7 million) and Rest of World (€0.6 million), with corporate expenses increasing by €2.7 million. Organic growth numbers are adjusted for the revised allocation, resulting in a like-for-like comparison.

5) As of 2005, sales from the provision of managed services, where Vedior acts as a master vendor and is not primarily responsible for providing services to clients or has no credit risk relating to sales generated through sub-vendors, will be reported using the "net" accounting method which only recognizes the fee received on sales generated through sub-vendors. Until 2004, these sales were accounted for using the "gross" accounting method, recognizing sales and the cost of sales of services performed by sub-vendors. This change in accounting method only impacts US sales. If the "net" method would have been applied in 2004, sales in the US, and for the Group, would have been €27 million lower on a full year basis (€13 million lower for the first half year of 2004). There is no impact on gross profit or operating profit.
The comparative sales-numbers for 2004 have not been restated, however organic growth percentages have been adjusted and are presented on a like-for-like basis. Q1 2005 sales figures have been restated to reflect this change in accounting method.

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	30 June 2005	31 December 2004	30 June 2004
Non-current assets			
Intangible assets	**885**	822	879
Property & equipment	**67**	68	79
Other non-current assets	**102**	115	114
	1,054	1,005	1,072
Operating working capital	**539**	458	508
Short-term interest bearing assets and liabilities	**71**	(16)	(100)
	1,664	1,447	1,480
Financed by:			
Non-current liabilities			
Long-term borrowings	**598**	472	526
Provisions	**50**	56	67
Other non-current liabilities	**21**	14	13
	669	542	606
Equity			
Share capital	**11**	11	11
Reserves	**965**	839	802
Equity attributable to equity holders of Vedior NV	**976**	850	813
Minority interests	**19**	55	61
Total equity	**995**	905	874
	1,664	1,447	1,480

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	2005	2004
Balance as at 1 January	**850**	759
Profit for the period	**72**	44
Issue of share capital	**7**	2
Share based payments	**3**	3
Payments to shareholders	**(14)**	(14)
Exchange rate differences	**58**	19
Balance as at 30 June	**976**	813